  November 6, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, CEO & COO
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Notice regarding the Acquisition of Shares of Mach Aero Bretigny Rectification SAS and
Mach Aero Components Private Ltd. by MinebeaMitsumi’s European Subsidiaries

MINEBEA MITSUMI Inc. (“MinebeaMitsumi”) hereby announces that NMB Minebea S.a.r.l. (“NMB France”), one of the European subsidiaries of MinebeaMitsumi, acquired all shares of Mac Aero Bretigny Rectification SAS (“MAB”), which is engaged in the sales and manufacture of precision machined components for aircraft. In addition, NMB France and NMB-Minebea UK Ltd. jointly acquired all shares of Mach Aero Components Private Ltd. (“MACPL”)

1.	Purpose of the Transaction and Future Management Strategy

In the new medium-term business plan, MinebeaMitsumi has set a goal of achieving net sales of 1 trillion yen or operating income of 100 billion yen for the fiscal year ending March 2021 and has positioned the expansion of the sales and manufacture of the machined components business as one of the important strategies.

In August 2017, we acquired C&A Tool Engineering, Inc. in the United States aiming at reinforcing the machined components business in the American market. Through the acquisition of MAB and MACPL, we intend to expand and further develop the said business in Europe with the view to enhancing our competitive advantage in this field. Please be advised that we do not disclose the acquisition costs of this transaction.

MAB is a French company engaged in the sales and production of rod-end and spherical bearings to be used for aircraft as well as the mechanical components integrating such products. MACPL manages the high-volume plants located in India.

France has been positioned as the hub of the aerospace business in Europe. We anticipate the following synergy effects to be generated through the effective utilization of companies having manufacturing facilities of machined components in France and India by the MinebeaMitsumi Group as a whole.

(1)
By taking full advantage of the customer base in Europe for aerospace-related business that has been cultivated for more than 50 years by MAB as well as of its know-how in the mechanical parts business to the maximum extent, MinebeaMitsumi will be able to accelerate the speed of expanding its European business. We expect to boost the sales of mechanical component products for aircraft and helicopters in particular.

(2)
MACPL’s production capacity in India is well fit for the offset production of airplanes to be purchased by India (certain percentage of Indian production exceeding the threshold is required), thereby helping us to acquire new business.

(3)
We aim for the optimization of the supply chains for the aerospace-related business through the coordinated and mutual use of materials procurement routes by MAB, MACPL and the MinebeaMitsumi group companies, therein leading to the reduction of the lead time of procurement for the entire business group in addition to further cost reductions. On top of that, by way of the optimization of the manufacturing bases for the MinebeaMitsumi Group as a whole along with MAB and MACPL, the cost competitiveness of our products and those of MAB and MACPL is expected to improve.

(4)	There will be further synergies to be generated outside of Europe through the expansion of our aerospace business

2A. Outline of MAB

(1)	Company Name	Mach Aero Bretigny Rectification SAS
(2)	Location of Head Office	2 Rue du Roussillon 91220 Bretigny-su-Orge France
(3)	Name of representative	Mr. Fabien Malonda
(4)	Established in	1965
(5)	Amount of capital	5,000 thousand Euros ( approximately 656 million yen equivalent)
(6)	Major line of business	Sales and manufacture of precision machined components for aircraft
(7)	Number of employees	60 (as of December 31, 2016)
(8)	Production bases	France (manufacturing bases)
(9)	Ownership	Aero Finances Management SAS – 100%
(10)	Net sales	22 million Euros (for the year ended December 31, 2016) (approximately 2,800 million yen equivalent)

2B. Outline of MACPL

(1)	Company Name	Mach Aero Components Private Ltd.
(2)	Location of Head Office	98-99 Veerapura Village, Kassba-Hobli, Bangalore 561203 Bangalore, India
(3)	Name of representative	Mr. Fabien Malonda
(4)	Established in	2005
(5)	Amount of capital	140 thousand Euros equivalent (as of December 31, 2016) (approximately 18million yen equivalent)
(6)	Major line of business	Sales and manufacture of precision machined components
(7)	Number of employees	170 (as of December 31, 2016)
(8)	Production bases	India (manufacturing bases)
(9)	Ownership	Aero Finance Management SAS-98.7%, Jean Malonda 1.3%
(10)	Net sales	3 million Euros ( for the year ended December 31,2016) (approximately 400million yen equivalent)

3. Date of Share Acquisition

November 3, 2017

4. Impact on Business Results

There will be little impact of this transaction on MinebeaMitsumi’s consolidated business results.

End of document